FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2016

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 02 March 2016

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 10 February 2016 entitled ‘Director/PDMR shareholding’
Exhibit 2:	Stock Exchange announcement dated 15 February 2016 entitled ‘Director/PDMR shareholding’
Exhibit 3:	Stock Exchange announcement dated 23 February 2016 entitled ‘Director/PDMR shareholding’

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 9 February 2016 of the following transactions which took place on 8 February 2016:

Mr G Pitkethly (PDMR) purchased 4 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2953.6858p per share under the Unilever PLC Share Incentive Plan.

The above transactions were carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

10 February 2016

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 15 February 2016 that on 11 February 2016 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever North America Omnibus Equity Compensation Plan and the Unilever Management Co-Investment Plan (MCIP) were granted based on the London Stock Exchange closing price of £29.05 on 11 February 2016.

Unilever Global Share Incentive Plan 2007 (GSIP)

Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Blanchard (PDMR)	4,724

Mr M Engel (PDMR)	4,724

Mr K Havelock (PDMR)	4,724

Mr N Paranjpe (PDMR)	7,086

Mr G Pitkethly (PDMR)	16,297

Mr P G J M Polman (Director)	35,115

Ms R Sotamaa (PDMR)	4,724

Mr K F Weed (PDMR)	4,724

Mr J Zijderveld (PDMR)	4,724

The above transactions were carried out in the UK.

Unilever Management Co-Investment Plan (MCIP)

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr D Blanchard (PDMR)	5,280	5,280

Mr M Engel (PDMR)	1,922	1,922

Mr K Havelock (PDMR)	2,933	2,933

Mr G Pitkethly (PDMR)	4,912	4,912

Ms R Sotamaa (PDMR)	3,467	3,467

Mr K F Weed (PDMR)	6,865	6,865

The above transactions were carried out in the UK.

Unilever North America Omnibus Equity Compensation Plan

Executive Directors and PDMRs receive performance-related NV and PLC shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr K Kruythoff (PDMR)	5,432

The above transactions were carried out in the UK.

Unilever North America Omnibus Equity Compensation Plan

Unilever PLC was notified on 15 February 2016 that on 11 February 2016 the following awards pursuant to the Unilever Global Share Incentive Plan 2007 (GSIP) and the Unilever Management Co Investment Plan (MCIP) under the Unilever North America Omnibus Equity Compensation Plan were granted based on the New York Stock Exchange closing price of $42.35 on 11 February 2016.

Executive Directors and PDMRs receive performance-related NV and PLC shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr A Jope (PDMR)	5,851

Ms J A Sourry Knox (PDMR)	4,681

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr A Jope (PDMR)	3,123	3,123

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

15 February 2016

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 22 February 2016 that on 18 February 2016 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP) and the Unilever Management Co-Investment Plan (MCIP) vested based on the London Stock Exchange closing price of £30.255 on 18 February 2016, and on 23 February 2016 that on 22 February 2016 the following shares were received following the vest of awards under the Unilever North America 2002 Omnibus Equity Compensation Plan based on the New York Stock Exchange closing price of $43.65 on 22 February 2016.

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007:

Mr M Engel (PDMR) received 6,211 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 118% and including dividend reinvestment.

Mr K Havelock (PDMR) received 6,448 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 98% and including dividend reinvestment.

Mr G Pitkethly (PDMR) received 5,325 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 118% and including dividend reinvestment.

Ms R Sotamaa (PDMR) received 6,448 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 98% and including dividend reinvestment.

Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).

The following 2 PDMRs elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. Their original awards of NV shares are cancelled and reduced to nil.

Mr D Blanchard (PDMR) received 12,847 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 98% and including dividend reinvestment.

Mr K F Weed (PDMR) received 12,847 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 98% and including dividend reinvestment.

The following Director and 3 PDMRs elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested.

Mr D Baillie (PDMR) original award of 5,932 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

Mr N Paranjpe (PDMR) original award of 2,115 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

Mr P Polman (Director) original award of 39,698 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

Mr J Zijderveld (PDMR) original award of 7,414 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

Unilever Management Co-Investment Plan (MCIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Management Co-Investment Plan:

Mr M Engel (PDMR) received 5,703 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 118% and including dividend reinvestment.

Mr K Havelock (PDMR) received 4,332 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 98% and including dividend reinvestment.

Mr G Pitkethly (PDMR) received 3,733 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 118% and including dividend reinvestment.

Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (NV and PLC) or one share type only (NV or PLC).

The following 2 PDMRs elected to receive only PLC shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. Their original awards of NV shares are cancelled and reduced to nil.

Mr D Blanchard (PDMR) received 6,521 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 98% and including dividend reinvestment.

Mr K F Weed (PDMR) received 9,588 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 98% and including dividend reinvestment.

The following Director and 2 PDMRs elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested.

Mr D Baillie (PDMR) original award of 4,752 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

Mr P Polman (Director) original award of 22,999 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

Mr J Zijderveld (PDMR) original award of 5,534 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in February 2013 and the following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007:

Mr K Kruythoff (PDMR) elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. Therefore the original award of 5,932 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

The above transaction was carried out in the UK

Mr A Jope (PDMR) received 9,370 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007 after using a performance factor of 98% and including dividend reinvestment.

Ms J A Sourry Knox (PDMR) elected to receive only New York NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. Therefore the original award of 3,486 PLC ADR shares and the dividend reinvestment are cancelled and reduced to nil.

The above transactions were carried out in the USA.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded in February 2013 and the following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2013 with conditional rights pursuant to the Unilever Global Management Co-Investment Plan:

Mr K Kruythoff (PDMR) elected to receive only NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. Therefore the original award of 2,755 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

The above transaction was carried out in the UK.

Mr A Jope (PDMR) received 4.197 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share with conditional rights pursuant to the Unilever Global Management Co-Investment Plan after using a performance factor of 98% and including dividend reinvestment.

Ms J A Sourry Knox (PDMR) elected to receive only New York NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. Therefore the original award of 3,257 PLC ADR shares and the dividend reinvestment are cancelled and reduced to nil.

The above transactions were carried out in the USA.

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded in February 2013 with conditional rights pursuant to Restricted Stock awards:

Ms J A Sourry Knox (PDMR) elected to receive only New York NV shares. To calculate the effect of 'share choice' on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. Therefore the original award of 5,539 PLC ADR shares and the dividend reinvestment are cancelled and reduced to nil. No performance factor was applied.

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

23 February 2016